SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Nuveen Massachusetts AMT-Free Municipal Income Fund (NGX)

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

67072F108

(CUSIP Number)

July 19, 2013

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67072F108	SCHEDULE 13G	Page 2 of 5

(1) Names of reporting persons Gerald Fels
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 139,460
(6) Shared voting power: 0
(7) Sole dispositive power: 139,460
(8) Shared dispositive power: 0
(9) Aggregate amount beneficially owned by each reporting person: 139,460
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 5.1%
(12) Type of reporting person (see instructions): IN

CUSIP No. 67072F108	SCHEDULE 13G	Page 3 of 5

Item 1.

(a) Name of Issuer: Nuveen Massachusetts AMT-Free Municipal Income Fund

(b) Address of Issuer’s Principal Executive Offices: 333 West Wacker Drive, Chicago, Illinois 60606

Item 2.

(a) Name of Person Filing: Gerald Fels

(b) Address or Principal Business Office or, if none, Residence: 271 Thompson Road, Webster, Massachusetts 05170

(c) Citizenship: United States

(d) Title of Class of Securities: Common Shares, $0.01 par value per share

(e) CUSIP No.: 67072F108

Item 3.

If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4. Ownership.

(a) Amount Beneficially Owned: 139,460 shares

(b) Percent of Class: 5.1%1

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 139,460 shares

(ii) Shared power to direct the vote: N/A

(iii) Sole power to dispose or to direct the disposition of: 139,460 shares

(iv) Shared power to dispose or to direct the disposition of: N/A

1 Based on 2,727,317 common shares outstanding as of November 30, 2012.

CUSIP No. 67072F108	SCHEDULE 13G	Page 4 of 5

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 67072F108	SCHEDULE 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 29, 2013

/s/ Gerald Fels
Gerald Fels